Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)

Schedule 13E-3 Filed October 24, 2014

File No. 005-82227

Amendment No. 2 to Registration Statement on Form S-4

Filed October 24, 2014

File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated November 10, 2014, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”) and Schedule 13E-3 (File No. 005-82227) (the “Schedule 13E-3”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.

Schedule 13E-3

General

1.

Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Sanchez Oil & Gas Corporation (“SOG”) is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the

Mr. Roger Schwall

November 17, 2014

Schedule 13E-3 to include this party as a filing person. For assistance in making this determination, please refer to Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations. Please provide a similar analysis for each entity that shares voting or investment control over the shares held by SOG and for both of SEPI’s nominees to Sanchez Production Partners LLC’s board of managers.

Response

We acknowledge the Staff’s comment and have considered Response 201.05 of the Division’s Compliance and Disclosure Interpretations. While acknowledging that SOG may be an “affiliate,” we do not believe that either SOG, SP Holdings (as the proposed owner of the general partner of Sanchez LP) or SEPI (as the holder of the Company’s common units) are engaged, either directly or indirectly, in the purported going private transaction.

As discussed on pages 13 and 14 of Amendment No. 3, SOG and its affiliate, SP Holdings, entered into certain services agreements with the Company to provide general, administrative and certain other services. However, SOG and its affiliates (including SP Holdings and SEPI) have never required or requested that the Company convert into a limited partnership, and the services agreements were not negotiated in contemplation of the Conversion. Although SP Holdings, as the owner of the proposed general partner of Sanchez LP, has participated in organizational matters regarding the general partner, this has been done as a formality, and the Company and its counsel have otherwise taken the lead in structuring the Conversion and preparing the applicable documentation. Although the Company currently believes that SEPI will vote its units in favor of the Conversion, there is no contractual commitment with SEPI (or any other person or entity that has or may be deemed to have or share voting power with respect to the Company’s common units held by SEPI) to vote in favor of the Conversion. The Company’s management and board of managers determined that it was appropriate to restructure the Company in a manner more consistent with a traditional master limited partnership structure, including having a sponsor such as SOG fulfill the traditional general partner role—a role that SOG and SP Holdings are already substantially fulfilling through the services agreements anyway.

While acknowledging that two of the managers on the Company’s board of managers are affiliated with SOG, SP Holdings or SEPI, their decisions regarding the Conversion were in their capacities as managers of the Company moreso than in connection with their relationships to SOG and its affiliates. As described on page 14 of Amendment No. 3, the Conversion was approved by a conflicts committee of the Company’s board of managers, which conflicts committee consisted solely of independent managers. As required by the Company’s operating agreement, the entire board of managers was required to approve the Conversion and, therefore, the two SEPI appointees participated in the board process in the ordinary course of their role as members of the board of managers. Although they expressed their approval of the Conversion as members of the Company’s board of managers, the SEPI appointees did not otherwise initiate, encourage

Mr. Roger Schwall

November 17, 2014

or unduly influence the process or decisions involved in connection with the Conversion. The board of managers consists of five individuals, with less than a majority consisting of SEPI appointees who, therefore, could not have dictated the board of manager’s decision whether to recommend converting the Company, which ultimately, was unanimously approved by all members of the board of managers.

Accordingly, we respectfully submit that none of SOG, SP Holdings, SEPI or the two managers appointed by SEPI have engaged in the purported going private transaction subject to the Schedule 13E-3.

2.	Each filing person must individually comply with the filing, dissemination, disclosure, and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. In addition, be sure that each new filer signs the Schedule 13E-3.

Response

We acknowledge the Staff’s comment. In light of the response to the previous comment, no additional filing persons have been added to the Schedule 13E-3.

3.	We note the disclosure under various items of the Schedule 13E-3. Your Schedule 13E-3 must incorporate by reference the information contained in the proxy statement/prospectus in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement/prospectus and is incorporated by reference into the Schedule 13E-3.

Response

We acknowledge the Staff’s comment and have endeavored in good faith to include in the proxy statement/prospectus all applicable information that is required to be included in the Schedule 13E-3.

4.	Please provide the information required by General Instruction C of Schedule 13E-3 with respect to (a) each executive officer and director of the company; (b) each person controlling the company; and (c) each executive officer and director of any corporation or other person ultimately in control of the company.

Response

We acknowledge the Staff’s comment and have revised the Registration Statement to include on pages 96 through 100 of Amendment No. 3 further information with respect to the Company’s (i) executive officers and members of its board of managers under a “Management” section and (ii) unitholders under a “Security Ownership of Certain Beneficial Owners and Management” section. We advise the Staff that we believe no

Mr. Roger Schwall

November 17, 2014

person or entity has control over the Company given that a majority of the Company’s common units are held by non-affiliate, public unitholders and such unitholders elect a majority of the members to the Company’s board of managers.

We have also revised the Schedule 13E-3 in Amendment No. 1 to include the cross-reference to the new “Management” section, which, combined with the disclosures included in the sections cross-referenced in Items 3, 5, 6, 10 and 11 of the Schedule 13E-3, we believe includes all of the applicable information required by Items 3, 5, 6, 10 and 11 of General Instruction C. to Form S-4 with respect to the Company’s executive officers and managers.

Item 15. Additional Information, page 6

5.	Please provide additional support for your statement that the disclosure required by Item 1011(b) of Regulation M-A is not applicable in light of the disclosure in your Form S-4 that a “change in control” will be deemed to occur if Proposal 2 is not approved by unitholders. Please also provide your analysis as to whether a vote is required under Rule 14a-21.

Response

We acknowledge the Staff’s comment and considered the necessity of the disclosure of any purported “golden parachute” payments. Item 1011(b) requires the disclosure of information required by Regulation S-K 402(t), which provides for disclosure of golden parachute payments made relating to “an acquisition, merger, consolidation, sale or other disposition of all or substantially all of the assets of the issuer.” Because the Conversion does not involve an acquisition, merger, consolidation, sale or other disposition of assets, the disclosure required by Item 15 of Schedule 13E-3 would not be applicable.

Similarly, the vote required by Rule 14a-21(c) applies to the same types of transactions, none of which are similar to the Conversion; accordingly, we respectfully submit that a vote is not required under Rule 14a-21.

Nonetheless, we have revised the Registration Statement on page 39 of Amendment No. 3 to voluntarily provide additional disclosure regarding the value of the accelerated equity awards to the executive officers if Proposal No. 2 is not approved, as well as the value to be received by the executive officers if their employment agreements were terminated following a change of control as defined in the employment agreements (which, for purposes of those agreements, already occurred once in June 2014). We note that a change in control, as defined in the executive officer employment agreements, differs from the conventional “change of control” definition, as discussed in our Response No. 14 below.

Amendment No. 2 to Registration Statement on Form S-4

General

6.	We note your response to our prior comment 2 and refer you to Securities Act Forms Compliance and Disclosure Interpretation 225.06, available at

Mr. Roger Schwall

November 17, 2014

http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. Once your registration statement has gone effective and the conversion has occurred, please file a post-effective amendment in which Sanchez LP adopts the registration statement.

Response

We acknowledge the Staff’s comment and will file a post-effective amendment to the Registration Statement after the effective time of the Conversion.

7.	Please disclose the information required by Item 1010(a)(3) and (4) of Regulation M-A.

Response

We acknowledge the Staff’s comment and have revised the Registration Statement on page 95 of Amendment No. 3.

8.	Please include the disclosure required by Item 1013(d) of Regulation M-A. In doing so, please separately discuss the benefits and detriments of the transaction to the company, its affiliates, and unaffiliated security holders. Please refer to Instruction 2 to Item 1013 of Regulation M-A.

Response

We have expanded the disclosure already included in the Registration Statement on pages 15 and 16 of Amendment No. 3 wherein the benefits and detriments relating to the Conversion are described to include on page 16 of Amendment No. 3 a section that separately delineates the benefits and detriments to each of the Company, its affiliates and its unaffiliated unitholders.

9.	Please provide the disclosure required by Item 1014(a) of Regulation M-A.

Response

We have expanded the disclosure in the Registration Statement on page 1 of Amendment No. 3 in response to this comment.

10.	Please provide the disclosure required by Item 1014(c) and Item 1014(d) of Regulation M-A.

Response

We have expanded the disclosure in the Registration Statement on pages 14 and 33 of Amendment No. 3 in response to this comment.

11.	Please provide the disclosure required by Item 1015(a) of Regulation M-A.

Mr. Roger Schwall

November 17, 2014

Response

We have expanded the disclosure in the Registration Statement on page 14 of Amendment No. 3 in response to this comment.

12.	Please include the legend required by Rule 13e-3(e)(1)(iii) on the outside cover page of your disclosure document.

Response

We have expanded the legend on the cover of the proxy statement/prospectus contained in Amendment No. 3 in response to this comment

13.	Please state clearly throughout the proxy statement/prospectus that SOG is your affiliate. In this regard, we note several references throughout the filing to “affiliates” of SOG, but you do not clearly state throughout the filing that SOG is your affiliate. Please also disclose how SOG is affiliated with SP Holdings.

Response

We have clarified that SOG is our affiliate on the cover and pages 1, 13 and 15 of Amendment No. 3 in response to this comment. We have also clarified on page 1 of Amendment No. 3 that SOG and SP Holdings have common owners.

14.	Please provide the disclosure required by Item 18(a)(5)(ii) of Form S-4.

Response

We respectfully submit that the disclosure required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of Schedule 14A is included in Amendment No. 3 on the following pages: (i) Item 6(a) is on page 33, (ii) Item 6(b) is on page 33, (iii) Item 6(c) is not applicable because directors are not being elected, (iv) Item 6(d) is on page 99 and (v) Item 6(e) is not applicable because there has been no change in control of the Company since January 1, 2014. (We note that the “change of control” in the Company’s employment agreements or equity award agreements are contractually agreed upon definitions of change of control and note that a “change of control” in the conventional sense, where a person acquires a majority of an entity’s voting equity or a majority of the members of the board of directors of an entity cease to continue serving on the board, has not occurred.)

15.	Please provide the disclosure required by Item 3(h)(i) of Form S-4.

Response

We have expanded the disclosure in the Registration Statement on page 14 of Amendment No. 3 to include the disclosure provided in Item 3(h) of Form S-4. We have also expanded the disclosure on page 39 of Amendment No. 3 to affirmatively state that no governmental approvals are required, in response to Item 3(i) of Form S-4.

Mr. Roger Schwall

November 17, 2014

16.	You appear to be providing disclosure regarding the company pursuant to Items 12 and 13 of Form S-4, but you don’t appear qualified to do so. Please advise.

Response

Items 12 and 13 of Form S-4 permit incorporation by reference if a registrant meets the requirements for use of Form S-3. The original Registration Statement was filed on August 28, 2014. At that time, the Company was qualified to use Form S-3, as (i) the Company was formed in Delaware and had its principal business operations in the United States, (ii) the Company had a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”), (iii) the Company had been subject to the requirements of Section 12 and filed all materials required to be filed pursuant to Section 13 for the previous 12 months, (iv) the Company had timely filed all reports on Form 8-K required to be filed during the previous 12 months, (v) neither the Company nor any subsidiary had failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any indebtedness for borrowed money or any rental on long-term leases, and (vi) the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates exceeded $75 million (22,385,753 common units held by non-affiliates and a $3.58 closing price as reported on the NYSE MKT on August 25, 2014 (a date within 60 days prior to the date of filing the Registration Statement)). In any event, by including the Company’s Form 10-K and most recent Form 10-Q as annexes in the proxy statement/prospectus, all of the disclosures required by Item 14 of Form S-4 are nonetheless included in the Registration Statement.

Questions and Answers about the Special Meeting, page 3

What is the vote required to approve the proposal related to the Conversion?, page 3

17.	Please disclose the aggregate percentage and number of shares held by the persons or entities that have indicated that they will vote in favor of the proposals.

Response

We have expanded our disclosure in the Registration Statement on pages 3 and 14 of Amendment No. 3 in response to this comment.

Special Factors, page 12

Background of the Conversion and Relationship with SOG, page 12

18.	Please disclose when the board of managers first discussed the Plan of Conversion and any meetings of the board of managers at which the Plan of Conversion was discussed prior to its adoption on August 25, 2014. Please also disclose the reasons for undertaking the transaction at this time. Please refer to Item 1013(c) of Regulation M-A.

Mr. Roger Schwall

November 17, 2014

Response

We have expanded the disclosure in the Registration Statement on page 14 of Amendment No. 3 to include a discussion about the only other time when the Company’s board of managers discussed the Conversion as well as why it was decided that now was the time to undertake the Conversion.

19.	Please describe the recent litigation involving SOG and SEPI.

Response

We have expanded our disclosure in the Registration Statement on page 12 of Amendment No. 3 in response to this comment.

Recommendation of Our Board of Managers and Its Reasons for the Conversion, page 14

20.	We note your statement that the economic consequences to your common unitholders are the same under a limited partnership structure as they are under the current limited liability structure. Please tell us whether the board of managers considered any potentially different economic interests resulting from the new dividend structure and issuance of incentive distribution rights to an affiliate of SOG.

Response

The incentive distribution rights (“IDRs”) being issued to SP Holdings in connection with the Conversion are the same IDRs that the Company agreed to issue to SP Holdings pursuant to the Services Agreement entered into in May 2014 in connection with the next acquisition of assets. Therefore, prior to any discussion about the Conversion, SP Holdings had the right (and still has the right) to receive the IDRs under the Company’s existing limited liability company structure, regardless if the Conversion is consummated. In addition, in June 2014, the Company repurchased the outstanding Class C and Class D membership interests from a person not affiliated with SOG, which therefore leaves the Company’s current structure as one containing Class A units (with an attendant 2% economic interest), Class B units (with an attendant 98% economic interest), and upon implementation pursuant to the contractual agreement, the IDRs (with the attendant incentive economic interest). This same economic structure is being implemented in Sanchez LP in connection with the Conversion. The IDRs were specifically negotiated between the Company and SP Holdings in May 2014, with the economic consequences thereof considered at that time, but no different economic interests were considered in connection with the Conversion.

Mr. Roger Schwall

November 17, 2014

21.	Please elaborate upon the ways in which SOG has demonstrated its commitment to being your sponsor. In doing so, please disclose the terms of the agreements referred to at the top of page 13.

Response

We have expanded our disclosure in the Registration Statement on page 15 of Amendment No. 3 in response to this comment.

Adjournments, page 32

22.	Please advise how you determined that the last sentence of this section is consistent with Rule 14a-4(e).

Response

We have removed the last sentence of this section on page 34 of Amendment No. 3.

Cash Distribution Policy and Restrictions on Distributions of Sanchez LP, page 39

23.	We note your stated intention to distribute at least the minimum quarterly distribution of $0.05 per unit ($0.20 per unit on an annualized basis) on all of your units to the extent you generate sufficient earnings. Please demonstrate your ability going forward to make such quarterly distribution, or illustrate the shortfall. In that regard, please revise your filing to provide a table that presents estimated future distributions for the immediately succeeding 12 months on a quarterly, aggregate and per unit basis. Please also include a narrative description of the assumptions and other considerations underlying such forecasted information. If you cannot provide such table, please tell us why you believe it is appropriate to state your intention to distribute a minimum quarterly distribution.

Response

We acknowledge the Staff’s comment and note to the Staff that the Company does not provide forecasts of its available cash. In response to this comment, we have made revisions on page 41 of Amendment No. 3 to clarify that (i) only if the Company has “available cash” to make distributions will the Company make distributions of $0.05 per unit, (ii) the Company does not anticipate being able to make distributions during the next 12 months unless it consummates a significant acquisition that generates sufficient available cash and (iii) the amount of the shortfall in available cash is anticipated to be at least the full amount that would be needed to make a distribution in each quarter.

Price Range of Common Units, page 93

24.	Please include price information as of the latest practicable date, and as of the date immediately prior to the public announcement of the Plan of Conversion.

Mr. Roger Schwall

November 17, 2014

Response

We have expanded our disclosure in the Registration Statement on page 95 of Amendment No. 3 in response to this comment.

25.	Please set forth the approximate number of holders of each class of equity as of the latest practicable date.

Response

We have expanded our disclosure in the Registration Statement on page 95 of Amendment No. 3 in response to this comment.

Exhibit 99.1—Form of Proxy

26.	Please clearly mark your form of proxy card “preliminary.” See Rule 14a-6(e)(1).

Response

We have marked the form of proxy included in Amendment No. 3 as “preliminary” in response to this comment.

27.	Please mark your form of proxy as required by Rule 14a-4(a)(1).

Response

We have marked the form of proxy included in Amendment No. 3 as required by Rule 14a-4(a)(1).

28.	Please provide your analysis as to the necessity of unbundling any material changes to your organizational documents, including the fee shifting provision. See Rule 14a- 4(a)(3).

Response

We acknowledge the Staff’s comment regarding whether any material changes to the Company’s organizational documents should be unbundled. We respectfully submit that we do not believe that the changes contemplated by the Plan of Conversion, including the form of agreement of limited partnership of Sanchez LP, should be unbundled under Rule 14a-4(a)(3) under the Exchange Act.

Rule 14a-4(a)(3) under the Exchange Act provides that a form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by securityholders.” The purpose of the unbundling rule of Rule 14a-4(a)(3) is to permit unitholders to communicate their views on each of the matters put to a vote, and not to be compelled to approve parts of packaged matters they might not approve if presented independently.

Mr. Roger Schwall

November 17, 2014

Because the Company’s form of entity is changing from a limited liability company to a limited partnership, it necessarily follows that the organizational documents must also change. We submit that all of the changes contained in the Sanchez LP agreement of limited partnership are inextricably linked components and not a series of related but separate matters that the unitholders are being asked to approve. As such, we believe that the elements of the Plan of Conversion, including any differences between the operating agreement and the agreement of limited partnership, comprise a unitary matter, which is to facilitate the Conversion.

Approval of the Conversion is similar to approval by stockholders in a merger involving a stock-for-stock exchange whereby stockholders do not approve the differences in charter documents between the merging and surviving entities but rather approve the overall merger transaction, including the terms associated with the stock that they are receiving in the merger as contained in the charter documents of the surviving company. We specifically note that pursuant to Section 12.3(A) of the Company’s operating agreement, the unitholders of the Company are permitted to approve the “Plan of Conversion.” Pursuant to Section 12.2(c)(vi) of the Company’s operating agreement, such Plan of Conversion is required to include a form of agreement of limited partnership. Therefore, the contractual arrangement that the unitholders agreed upon when they became equityholders of the Company was that they would have the right to vote upon the Plan of Conversion as a whole, including the terms of the agreement of limited partnership, and not each element of the organizational documents of the converted entity.

Finally, we also believe that unbundling in this context could lead to investor confusion and unnecessarily encumber the proxy solicitation process. For these reasons, we respectfully submit that providing unitholders the right to vote separately on each material modification contained in the proposed agreement of limited partnership of Sanchez LP in this case would not serve the purpose intended by Rule 14a-4(a)(3) under the Exchange Act.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Mr. Roger Schwall

November 17, 2014

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)

Charles C. Ward (Chief Financial Officer)

Michael O’Leary (Firm)